# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Uxin Ltd, CIK 0001729173
CUSIP: 91818X108
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Address of issuer's principal executive offices: 2-5/F, TOWER E, LSHM CENTER, NO.8 GUANGSHUN S AVENUE, CHAOYANG DISTRI, BEIJING, China (F4), 100102
Date of event which requires filing of this statement: 03/31/2025
Filed by CIK 0002041632
Persons authorized to receive notices and communications: Ming Kong, Jones Day LLP,31st Floor,Edinburgh Tower, The Landmark, 15 Queen's Road Central, Hong Kong, Hong Kong (K3), 000000, 852-2526-6895

## Reporting persons
- Abundant Grace Investment Limited (CIK 0002041632): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 22,770,226,975; shared voting power 0; sole dispositive power 22,770,226,975; shared dispositive power 0; aggregate amount beneficially owned 22,770,226,975 (37.8% of the class)
  Comment: Note to Row 7: Represents 22,770,226,975 Class A Ordinary Shares of the Issuer held by Abundant Grace Investment Limited ("Grace").
  
  Note to Row 13: Percentage ownership is calculated based on a total of 60,266,116,054 Class A Ordinary Shares outstanding (excluding 7,393,492 Class A Ordinary Shares issued to the Issuer's depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer's share incentive plan) as of March 28, 2025.
- NBNW Investment Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 0; shared voting power 15,483,754,343; sole dispositive power 0; shared dispositive power 15,483,754,343; aggregate amount beneficially owned 15,483,754,343 (25.7% of the class)
  Comment: Note to Row 8: NBNW Investment Limited ("NBNW") holds 68.0% of Grace's voting rights. Accordingly, NBNW is deemed to be the beneficial owner of 68.0% of the 22,770,226,975 Class A Ordinary Shares, or 15,483,754,343 Class A Ordinary Shares, of the Issuer directly held by Grace.
  
  Note to Row 13: Percentage ownership is calculated based on a total of 60,266,116,054 Class A Ordinary Shares outstanding (excluding 7,393,492 Class A Ordinary Shares issued to the Issuer's depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer's share incentive plan) as of March 31, 2025.
- Bin Li (CIK 0001314235): type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: other (OO); sole voting power 0; shared voting power 15,483,754,343; sole dispositive power 0; shared dispositive power 15,483,754,343; aggregate amount beneficially owned 15,483,754,343 (25.7% of the class)
  Comment: Note to Row 8: Bin Li indirectly controls NBNW, which holds 68.0% of Grace's voting rights. Accordingly, each of Bin Li and NBNW is deemed to be the beneficial owner of 68.0% of the 22,770,226,975 Class A Ordinary Shares, or 15,483,754,343 Class A Ordinary Shares, of the Issuer directly held by Grace.
  
  Note to Row 13: Percentage ownership is calculated based on a total of 60,266,116,054 Class A Ordinary Shares outstanding (excluding 7,393,492 Class A Ordinary Shares issued to the Issuer's depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer's share incentive plan) as of March 31, 2025.

## Item 1. Security and Issuer
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Name of issuer: Uxin Ltd
Address of issuer's principal executive offices: 2-5/F, TOWER E, LSHM CENTER, NO.8 GUANGSHUN S AVENUE, CHAOYANG DISTRI, BEIJING, China (F4), 100102
Comment:
This statement on Schedule 13D (this "Schedule 13D") relates to the Class A ordinary shares, par value US$0.0001 per share (the "Class A Ordinary Shares"), of Uxin Limited, a company organized under the laws of the Cayman Islands (the "Issuer"), whose principal executive offices are located at 1-3/F, No. 12 Beitucheng East Road, Chaoyang District, Beijing 100029, The People's Republic of China.

In March 2025, Nio Capital II LLC ("Nio Capital") consummated an internal management restructuring, as a result of which, Bin Li is no longer deemed to be controlling Nio Capital. Therefore, with respect to the Class A Ordinary Shares of the Issuer held by Abundant Glory Investment L.P. ("Glory"), for which Nio Capital is the general partner, beneficial ownership of such Class A Ordinary Shares of the Issuer is no longer ascribed to Bin Li. In addition, with respect to those Class A Ordinary Shares of the Issuer deemed to be indirectly held by Eve One Fund II L.P. ("Eve One II"), for which Nio Capital is the general partner, through Eve One II's 20.2% voting rights in Grace, beneficial ownership of such Class A Ordinary Shares of the Issuer is no longer ascribed to Bin Li.

This Schedule 13D is filed by Grace, NBNW and Bin Li (collectively, the "Reporting Persons") to reflect the changes in beneficial ownership with respect to the Reporting Persons upon the consummation of the internal management restructuring of Nio Capital and certain transfers of the Class A Ordinary Shares of the Issuer from Grace to third parties in March 2025. With respect to the statements on the Reporting Persons, this Schedule 13D supersedes the statements on them in Schedule 13D, initially filed by Eve One II on July 22, 2021 and last amended on February 26, 2025 (the "Old Schedule 13D"). This Schedule 13D is filed jointly by the Reporting Persons pursuant to Rule 13d-1(k) under the Exchange Act. The agreement between the Reporting Persons relating to the joint filing of this Schedule 13D is attached hereto as Exhibit 99.1.

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is filed by (i) Grace; (ii) NBNW and (iii) Mr. Bin Li.

Grace directly holds 22,770,226,975 Class A Ordinary Shares of the Issuer. NBNW holds 68.0% of Grace's voting rights. NBNW is a holding company indirectly and wholly owned by a family trust set up by Bin Li. Accordingly, each of Bin Li and NBNW is deemed to be the beneficial owner of 68.0% of the 22,770,226,975 Class A Ordinary Shares, or 15,483,754,343 Class A Ordinary Shares, of the Issuer directly held by Grace.
Residence or business address:
The address for Grace is:

Craigmuir Chambers
Road Town, Tortola, VG 1110
British Virgin Islands

The address for NBNW is:

P.O. Box 957
Offshore Incorporations Centre Road Town, Tortola,
British Virgin Islands

The address for Bin Li is:

c/o Building 19, No. 1355, Caobao Road, Minhang District
Shanghai, People's Republic of China
Present principal occupation or employment: Grace is a special purpose vehicle established to invest in the securities of the Issuer. The principal business of the NBNW is to invest in securities.
Criminal convictions in the last five years: None of Reporting Persons or to their knowledge any of the executive officers of the Reporting Persons, has, in the last five years, been the subject of a criminal conviction (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of Reporting Persons or to their knowledge any of the executive officers of the Reporting Persons, has, in the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Grace is a company limited by shares incorporated under the laws of the British Virgin Islands with its registered office at Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands. NBNW is a corporation organized under the laws of the British Virgin Islands. Bin Li is a citizen of the People's Republic of China.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Not applicable.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired the Class A Ordinary Shares for investment purposes. The Reporting Persons have engaged and expect to continue to engage in discussions with senior management of the Issuer, among other matters. The Reporting Persons will also participate in management of the Issuer through Bin Li's service on the Issuer's board of directors. The Reporting Persons may have engaged, or may in the future also engage, in discussions with management, the board of directors, other stockholders of the Issuer and other relevant parties concerning the business, management, operations, assets, financial condition, governance, strategy and future plans of the Issuer in addition to those more specific matters addressed in the previous sentence, which discussions may include proposing or considering one or more of the actions described in this Item 4 of Schedule 13D.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer's financial position and strategic direction, the Issuer's response to the matters to be discussed with the Reporting Persons, actions taken by management and the board of directors, price levels of the Class A Ordinary Shares, other investment opportunities available to the Reporting Persons, concentration of positions in the portfolios managed by the Reporting Persons, conditions in the securities and capital markets and general economic and industry conditions, the Reporting Persons may, from time to time and at any time in the future, take such actions with respect to their investments in the Issuer as they deem appropriate, including, without limitation, purchasing additional Class A Ordinary Shares or other financial instruments related to the Issuer or selling some or all of their beneficial or economic holdings, engaging in hedging or similar transactions with respect to the securities relating to the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in this Item 4 of Schedule 13D.

The Reporting Persons do not have any present plan or proposal that would relate to or result in any of the matters set forth in this Item 4 of Schedule 13D, except as set forth herein or such as would occur upon completion of any of the actions discussed herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information in the cover pages of this Schedule 13D is incorporated by reference. The calculation of percentage ownership of the outstanding Class A Ordinary Shares is made pursuant to the requirements of Rule 13d-3(d)(1)(i) under the Exchange Act and based on a total of 60,266,116,054 Class A Ordinary Shares outstanding (excluding 7,393,492 Class A Ordinary Shares issued to the Issuer's depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer's share incentive plan) as of March 31, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: The information in the cover pages of this Schedule 13D is incorporated by reference. The calculation of percentage ownership of the outstanding Class A Ordinary Shares is made pursuant to the requirements of Rule 13d-3(d)(1)(i) under the Exchange Act and based on a total of 60,266,116,054 Class A Ordinary Shares outstanding (excluding 7,393,492 Class A Ordinary Shares issued to the Issuer's depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer's share incentive plan) as of March 31, 2025.
Transactions in the class effected during the past sixty days:
None of the Reporting Persons has engaged in any transactions in the Issuer's securities in the last 60 days, other than the following:

1. On February 24, 2025, Grace transferred to a third-party buyer 3,246,677,100 Class A Ordinary Shares for the total consideration of US$18.0 million pursuant to a share purchase agreement substantially in the form of Exhibit 99.6 attached hereto.

2. On March 10, 2025, Grace transferred to a third-party buyer 300,000,000 Class A Ordinary Shares for the total consideration of US$2.5 million pursuant to a share purchase agreement substantially in the form of Exhibit 99.6 attached hereto.

3. On March 28, 2025, Grace transferred to a third-party buyer 1,200,000,000 Class A Ordinary Shares for the total consideration of US$10 million pursuant to a share purchase agreement substantially in the form of Exhibit 99.6 attached hereto.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The statements under Item 6 of the Old Schedule 13D are incorporated herein by reference into Item 6 of this Schedule 13D.

In addition, the statements under Item 5(c) of this Schedule 13D are incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Joint Filing Agreement

99.2 Registration Rights Agreement, dated as of July 12, 2021 (incorporated herein by reference to Exhibit 5 to the initial filing of the Old Schedule 13D, filed on July 22, 2021)
https://www.sec.gov/Archives/edgar/data/1729173/000110465921094910/tm2122896d1_ex5.htm

99.3 Second Amended and Restated Investors' Rights Agreement, dated as of March 26, 2024 (incorporated herein by reference to Exhibit 1 to Amendment No. 9 to the Old Schedule 13D, filed on March 28, 2024)
https://www.sec.gov/Archives/edgar/data/1729173/000110465924039902/tm249800d3_ex99-1.htm

99.4 Second Amended and Restated Voting Agreement, dated as of March 26, 2024 (incorporated herein by reference to Exhibit 2 to Amendment No. 9 to the Old Schedule 13D, filed on March 28, 2024)
https://www.sec.gov/Archives/edgar/data/1729173/000110465924039902/tm249800d3_ex99-2.htm

99.5 Registration Rights Agreement, dated as of July 27, 2022 (incorporated herein by reference to Exhibit 99.2 to Amendment No. 4 to the Old Schedule 13D, filed on August 2, 2022)
https://www.sec.gov/Archives/edgar/data/1729173/000119312522210006/d385185dex992.htm

99.6 Form of Share Purchase Agreement (incorporated herein by reference to Exhibit 99.1 to Amendment No. 13 to the Old Schedule 13D, filed on February 26, 2025)
https://www.sec.gov/Archives/edgar/data/1729173/000149315225008293/ex99-1.htm

## Signatures
- Abundant Grace Investment Limited: /s/ Viva Mao, Viva Mao, Director (04/02/2025)
- NBNW Investment Limited: /s/ Bin Li, Bin Li, Director (04/02/2025)
- Bin Li: /s/ Bin Li, Bin Li (04/02/2025)